EUPEC International Group Limited

Rue du Comte Jean, Port 3060

59760 Grande-Synthe, France

May 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	EUPEC International Group Limited
Request for Withdrawal of Registration Statement on Form F-1, as amended (File No. 333-292281)

Ladies and Gentlemen:

On December 19, 2025, EUPEC International Group Limited (the “Company”) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) the above-referenced registration statement on Form F-1 (including all exhibits and any amendments thereto) (the “Registration Statement”), which has not been declared effective.

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement, effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting withdrawal because it does not intend to proceed with the public offering contemplated by the Registration Statement at this time. The Company confirms that no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Please direct any questions or comments regarding this matter to the Company’s U.S. counsel, Bevilacqua PLLC, attention: Kevin (Qixiang) Sun, Esq., at (202) 869-0888 ext. 101.

Thank you for your assistance in this matter.

Very truly yours,

EUPEC International Group Limited

By:	/s/ Jonathan Teik Cheh Chong
Name:	Jonathan Teik Cheh Chong
Title:	Chairman and Chief Executive Officer

cc:	R. F. Lafferty & Co., Inc. Bevilacqua PLLC Hunter Taubman Fischer & Li LLC